Oslo, 11 September 2023

SHAREHOLDERS AGREEMENT CONCERNING

RFSEA INFRASTRUCTURE II AS

Appendix 1: List of Shareholders
Appendix 2: Company's bylaws

THIS SHAREHOLDERS AGREEMENT (the "**Shareholders Agreement**") is entered into on 11 September 2023 by and between:

(1) the companies and individuals listed in Appendix 1 as shareholders (the "**Shareholders**");

(2) RFSea Infrastructure II AS (under name change from NFH FBM 230101 AS), a private limited liability company duly registered and validly existing under the laws of Norway, having its registered address at Grundingen 6, 0250 Oslo, with business registration number 930 688 657 (the "**Company**").

Each of the Shareholders and the Company being a "**Party**" and jointly referred to as "**Parties**".

1. PURPOSE AND BUSINESS OF THE COMPANY

The Company's sole purpose is the investment in 2x chemical tankers with Yard's hull nos. W2343 and W2344 (the "**Vessels**") to be constructed under two newbuilding contracts dated 7 July 2023 (the "**Shipbuilding Contracts**") and entered into between the Company as Buyer and Wuhu Shipyard Co., Ltd. (the "**Yard**"); to complete its obligations and take delivery of the Vessels under the Shipbuilding Contracts, own and to operate the Vessels after delivery from the Yard, and thereby generating the best possible result for the Shareholders. The Shareholders agree that unless all Shareholders agree otherwise, the Company's business shall be limited to the ownership of the newbuilding's and operation of the Vessels after delivery.

The Shareholders shall ensure that their respective nominated directors shall act within their capacities in accordance with the terms and conditions of this Shareholders' Agreement when executing their responsibilities as directors of the Company.

This Shareholders Agreement regulate the Shareholders' ownership of the shares issued by the Company (the "**Shares**").

2. CAPITALISATION OF THE COMPANY AND COUNTER GUARANTEE

The Shareholders have committed to a cash funding of USD 15,000,000 as set out in Appendix 1 (the "**Financial Commitment**") to be converted into NOK at the Norge's Bank's closing exchange rate on a date acceptable to the Company's auditor prior to the relevant General Meeting resolving the relevant capital increase. The equity provided through the Financial Commitment shall be applied by the Company as payment of the relevant instalments payable under the Shipbuilding Contracts. The Financial Commitment shall be contributed as increase in share capital/share premium in 3 (three) tranches as follows:

- Tranche 1/USD 5.0m prior to payment of the first instalments payable under the Shipbuilding Contracts (or any of them);
- Tranche 2/USD 5.0m prior to payment of the second instalments payable under the Shipbuilding Contracts (or any of them); and
- Tranche 3/USD 5.0m prior to payment of the third instalments payable under the Shipbuilding Contracts (or any of them).

The Board shall determine when such tranches must be contributed to the Company in order for the Company to be in position to timely pay the relevant instalment under the Shipbuilding Contracts and shall summon for required Extraordinary General Meetings to formally approve such capital increases.

RFOcean S.A. has guaranteed or will guarantee to the Yard the Company's performance under the Shipbuilding Contracts through one performance guarantee per Shipbuilding Contract for instalments 2 – 5 payable under the Shipbuilding Contracts (the "**Performance Guarantees**"). Each Shareholder hereby counter guarantees, agrees and undertakes to indemnify RFOcean S.A. for a pro rata share equal to their ownership percentage in the Company at the time of this Shareholders' Agreement, or as later adjusted with the consent of RFOcean S.A., of any liability RFOcean S.A. may incur under such Performance Guarantees. The counter guarantee is unconditional (*in Norwegian a "påkravsgaranti"*) and any amount payable by the relevant Shareholder to RFOcean S.A. in respect of such counter guarantee shall be paid by each Shareholder to RFOcean S.A. within 15 calendar days after the relevant Shareholder's receipt of notice from RFOcean S.A. that a claim has been made against RFOcean S.A. under any Performance Guarantees. PROVIDED HOWEVER, that each Shareholder's liability under such counter guarantees shall be limited to the relevant Shareholder's Financial Commitment, and any amounts paid by RFOcean S.A. in respect of the second and third instalments payable under the Shipbuilding Contracts. Any payment of the relevant Financial Commitment by a Shareholder to the Company shall reduce the relevant Shareholder's liability under this counter guarantee. The counter guarantee issued herein is separate and independent of the other provisions of this Shareholders Agreement and the relevant Shareholder's ownership in the Company. Each Shareholder shall be bound by this counter-guarantee regardless of the relevant Shareholder selling or transferring parts or all its shares in the Company, being precluded from the Company, or otherwise exits as a shareholder in the Company. Except as expressly provided for in this Shareholders Agreement, any adjustment or release of liability hereunder shall be subject to the written consent by RFOcean S.A. (which shall not be unreasonably withheld). The Shareholders will be released from their liability under the counter guarantees issued herein when and if RFOcean S.A. is released from its liabilities under the Performance Guarantee, or (if earlier) when the relevant Shareholder has paid its Financial Commitment to the Company in full.

3. OBLIGATION TO VOTE ACCORDING TO THE SHAREHOLDERS AGREEMENT

Subject to Norwegian mandatory law, the Shareholders are obligated to execute their rights and obligations of this Shareholders Agreement in all possible ways, hereunder including but not limited to casting their votes in the Company's general meeting to comply with this Shareholders Agreement.

4. GENERAL MEETING

Matters that are specifically stated in the Shareholders Agreement or are required by law or the Company's constitutional documents shall be decided by the General Meeting.

A General Meeting may be held without a physical meeting, and the Shareholders may vote by either giving a written proxy to the Board, or other representatives, or vote by written communication, including by e-mail.

Any Shareholder may demand that the General Meeting is held as physical meeting, by sending a written requirement to the Board upon receipt of such notice of the General Meeting and at the latest 48 hours after the calling up notice was received.

4.1 The Ordinary General Meeting

The ordinary General Meeting shall be held before the end of 30th June.

4.2 The Extraordinary General Meeting

The Extraordinary General Meeting shall be convened subject to at least 5 business days' written notice. If deemed as an emergency situation by the Board, the Extraordinary General Meeting may be convened at a minimum of 2 business days' written notice.

4.3 Other matters

Any matter that in light of the Company's situation are of an unusual nature or of special Importance shall be decided by the General Meeting, such as the raising of equity capital or major loans, the sale of the Vessels, the chartering of the Vessels on charter-parties with a duration in excess of twenty-four (24) months and the creation of mortgages on the Vessels.

5. BOARD OF DIRECTORS

The Company shall have a board (the "**Board**") comprising of three (3) directors, including deputy directors, if applicable, all of whom are elected at the general meeting.

As long as RFOcean S.A. holds at least 10 % of the Shares and act as Disponent Owner and/or guarantor under the Performance Guarantees, they shall be entitled to appoint one director (with personal deputy director if requested by RFOcean SA), who shall also be elected as chairperson of the Board. As long as OceanPal Inc. holds at least 25 % of the Shares they shall be entitled to appoint one director (with personal deputy director if requested by OceanPal Inc.).

6. TRANSFERABILITY OF SHARES

The Shareholders have the right to transfer their Shares in the Company in whole or in part.

Other Shareholders shall not have pre-emptive rights to purchase Shares sold or transferred by a Shareholder.

The Board shall approve all and any transfers of Shares, be it by inheritance, gift, sale or the like, provided however, that a Shareholder shall have the right to transfer its Shares without approval of the Board to a company or companies controlled by the Shareholder (or the ultimate holding company of the Shareholder) seeking to transfer its Shares subject to fulfillment of KYC requirements of the Company, its business manager, financiers or other contractual counterparties (if applicable). No approval shall be required if the sale is due to an enforcement of a pledge over such shares provided such pledge has been approved by the Company.

It is a condition for any transfer of Shares that the new Shareholder accedes to this Shareholders Agreement, and the Board shall have authority to sign the necessary accession letters/agreements.

Any release from, and/or transfer of, the counter guarantees issued under Clause 2 above shall in the event of a transfer of Shares, whether to a third party or an affiliated company, be subject to the provisions of Clause 2 and subject to the approval of RFOcean SA (which shall not be unreasonably withheld).

7. JOINT SALE OF VESSELS OR SHIPBUILDING CONTRACTS

Shareholder(s) representing at least twenty percent (20 %) of the Shares in the Company may demand the Shipbuilding Contracts and/or the Vessels to be sold jointly taking due account of any charter party commitments and subject to any required approval of any charterer(s) and/or lender(s) and/or Yard. Provided, however, that (i) any right to demand a sale of the Shipbuilding Contracts is conditional upon the Yard agreeing to fully release the Company from its obligations under the Shipbuilding Contracts, and (ii) such demand must comprise all Vessels and/or Shipbuilding Contracts, and not only some.

Shareholder(s) demanding such sale (the "**Selling Shareholder(s)**") are obliged to offer their Shares for sale to the other Shareholders and to negotiate the price for such Shares prior to a sale of the Vessels/Shipbuilding Contracts being triggered. Upon receipt of a request for sale from such Selling Shareholder(s), the Commercial Manager shall inform all other Shareholders of such request via email to the last email address of such Shareholders known to the Commercial Manager. The Commercial Manager shall have no responsibility for each Shareholders' receipt of such email. Other Shareholder(s) not forming a part of the request to trigger a sale of the Vessels/Shipbuilding Contracts, but also wanting to support a sale, shall be entitled within 48 hours of such email information being sent by the Commercial Manager to offer also their Shares for sale to the other Shareholders on the same terms as the Selling Shareholder(s) and participate in the negotiation of a sale price, and shall then be considered among the "Selling Shareholders". Should the Shareholders fail to agree on the price within seven (7) Norwegian business days after the expiry of the 48 hours notice period to all Shareholders, the Selling Shareholder(s) shall make an offer to the other Shareholders to purchase the Shares of the Selling Shareholder(s) at a specific price (the "**Offer**"). The Offer shall clearly identify the value of the Vessels/Shipbuilding Contracts (the "**Minimum Vessel Value**") being the basis for the calculation of the Offer. Should such Offer not be accepted, the sale of the Vessels/Shipbuilding Contracts pursuant to this clause shall be submitted in writing to the Company and the Company shall immediately instruct the Commercial Manager to offer the Vessels/Shipbuilding Contracts for sale. The Vessels/Shipbuilding Contracts shall not be sold at a lower total net price than the Minimum Vessel Value. Should all received offers for the purchase of the Vessels/Shipbuilding Contracts be lower than the Minimum Vessel Value, the Selling Shareholders shall be entitled with three (3) Norwegian business days notice, to reduce their Offer to the highest bid(s) received for the Vessels/Shipbuilding Contracts, whereafter the other Shareholders shall be entitled to purchase the shares of the Selling Shareholders at such lower price. Should such revised Offer not be accepted, the offer for the purchase of the Vessels/Shipbuilding Contracts at a price equal to the values forming the basis for the revised Offer shall be submitted to the General Meeting as set out below.

As soon as fully negotiated offer(s) for the purchase of the Vessels/Shipbuilding Contracts have been obtained from potential buyer(s) at a total price equal to or exceeding the Minimum Vessel Value, or a values forming the basis for the revised Offer as set out above, such purchase offer(s) shall be submitted to the General Meeting, which shall be called at three (3) Norwegian business days' notice. Provided that Shareholders representing at least 20 % of the Shares support the submitted offer, the offer shall be accepted, and the Vessels/Shipbuilding Contracts sold.

If the Vessels/Shipbuilding Contracts are marketed for joint sale in accordance with this Clause 7, and no negotiated offer(s) has been presented to the General Meeting within 3 months after the Vessels/Shipbuilding Contracts were marketed for sale, the sale process shall be aborted unless a majority of the Shareholders decide that the sale process shall continue. If the sale process is aborted, a

new demand for joint sale of the Vessels/Shipbuilding Contracts in accordance with this Clause 7 cannot be raised until 6 months after the previous sale process was aborted.

This Clause 7 applies to a trigger of a sale of both Vessels/Shipbuilding Contracts (or one Vessel/Shipbuilding Contract if the other Vessel/Shipbuilding Contract has already been sold). A sale of a single Vessel or Shipbuilding Contract, where the Company will remain the owner of the second Vessel/Shipbuilding Contract, is not subject to the provisions of this Clause 7, but is subject to approval of the General Meeting with a majority of more than 50 % of the votes cast in favor of such sale, and without any obligation to offer any Shares for sale or right of other Shareholders to require to purchase the Shares of any Shareholder voting in favour of such sale.

8. SALE OF THE COMPANY

Shareholders representing at least twenty percent (20 %) of the shares may demand the entire Company to be sold, subject to any restrictions on change of control in the Company's agreements, hereunder charters and loan agreements. Shareholder(s) demanding such sale (the "**Selling Shareholder(s)**") are obliged to offer their Shares for sale to the other Shareholders and to negotiate the price for such Shares prior to a sale of the Company being triggered. Upon receipt of a request for sale from such Selling Shareholder(s), the Commercial Manager shall inform all other Shareholders of such request via email to the last email address of such Shareholders known to the Commercial Manager. The Commercial Manager shall have no responsibility for each Shareholders' receipt of such email. Other Shareholder(s) not forming a part of the request to trigger a sale of the Company, but also wanting to support a sale, shall be entitled within 48 hours of such email information being sent by the Commercial Manager to offer also their Shares for sale to the other Shareholders on the same terms as the Selling Shareholder(s) and participate in the negotiation of a sale price, and shall then be considered among the "Selling Shareholders". Should the Shareholders fail to agree on the price within seven (7) Norwegian business days after the expiry of the 48 hours notice period to all Shareholders, the Selling Shareholder(s) shall make an offer to the other Shareholders to purchase the Shares of the Selling Shareholder(s) at a specific price (the "**Offer**"). The Offer shall clearly identify the value of the Company being the basis for the calculation of the Offer. Should such Offer not be accepted, the sale of the Company pursuant to this clause shall be submitted in writing to the Company and the Company shall immediately instruct the Commercial Manager to offer the Company for sale. The Company shall not be sold at a lower total net price than the Offer. Should all received offers for the purchase of the Company be lower than the Offer, the Selling Shareholders shall be entitled with three (3) Norwegian business days notice, to reduce their Offer to the highest bid(s) received for the Company, whereafter the other Shareholders shall be entitled to purchase the shares of the Selling Shareholders at such lower price. Should such revised Offer not be accepted, the offer for the purchase of the Company at a price equal to the values forming the basis for the revised Offer shall be submitted to the General Meeting as set out below.

As soon as an offer for purchase of the Company from a named bidder (hereinafter "**the Bidder**") has been successfully negotiated (hereinafter the "**Bid**") this shall be submitted to the Board and the Company's General Meeting, which shall be convened at three (3) Norwegian business days' notice. The Bid with information about the Bidder shall be stated in the summons, and the Board and the General Meeting shall decide on the Bid. The Bid must embrace the purchase of the entire Company for cash settlement and shall not be lower (on a per share basis) than the net price for each offered Share set out in the Offer or a revised Offfer.

Provided at least twenty percent (20 %) of the share capital gives its consent to acceptance of the Bid, it shall be accepted.

If at least twenty percent (20 %) of the share capital gives it consent to the Bid all Shareholders shall be obliged to sell their ownership interests in the Company to the Bidder pursuant to the Offer.

If all Shares in the Company are marketed for joint sale in accordance with this Clause 8, and no negotiated bid(s) has been presented to the General Meeting within 3 months after the Company was marketed for sale, the sale process shall be aborted unless a majority of the Shareholders decide that the sale process shall continue. If the sale process is aborted, a new demand for a sale of the Company in accordance with this Clause 8 cannot be raised until 6 months after the previous sale process was aborted.

9. DEFAULT PROVISION – PRECLUSION

9.1 Reasons for preclusion

A Shareholder may be precluded from the Company through resolution of the Board if:

(a) a creditor of the Shareholder seizes the participation by way of execution, distraint or sequestration in respect of the Shareholder's Shares based on an enforceable title that is not only provisional and if the action is not withdrawn within thirty (30) days;

(b) the Shareholder ceases payments in general, is declared bankrupt or commences on private or public composition proceedings (except in reltaion to a solvent reorganisation), or the Shareholder decedents estate is taken under administration as insolvent;

(c) the Shareholder takes legal action for its dissolution; or

(d) The Shareholder defaults in its obligation to pay the Financial Comittment as called for by the Company.

9.2 Procedure for Preclusion or Retirement

If a reason for preclusion pursuant to Clause 9.1 has occurred and is continuing:

(a) The non-defaulting Shareholders shall have the right to require said Shareholders preclusion by application to the Board, who at the same time as presenting a demand for preclusion shall notify the Parties entitled to effect preclusion by registered mail.

(b) Upon presentation of a demand for preclusion, a valuation in accordance with the following paragraph Clause 9.3 shall be conducted immediately thereafter to determine the market value of the Vessels/Shipbuilding Contracts, unless the Parties are able to agree on the preclusion payment without delay.

9.3 Calculation of amount payable upon preclusion of Shareholder(s)

(c) The amount payable upon preclusion shall be determined by means of a valuation of the shares in the Company. The calculation of the amount payable shall be based on the estimated market value upon ordinary sale of the Vessels/Shipbuilding Contracts, adjusted for positive or negative values pertaining to any employment of the Vessels, calculated as the average of the estimates of three internationally recognised shipbrokers (based on the mid point if such estimates are expressed as a range), one such broker being nominated by each of the Company and the precluded Party or Parties, and the third broker to be

nominated by the two brokers already nominated. Should the two brokers fail to agree on the third broker, the third broker shall be appointed by Nordic Defence Club. If one Party fails to nominate its shipbroker/appraiser, this shipbroker/appraiser shall be appointed by Nordic Defence Club on request by a Shareholder. If the appointed shipbrokers fail to agree, the price shall be determined on the basis of the arithmetic average of the specified values (based on the mid point if such especified values are expressed as a range). The cost of valuation shall be divided equally between the precluded Party(ies) and the precluding Party(ies).

(d) The stated or calculated values are binding and cannot be appealed. The calculated value shall be adjusted to reflect the Company's other assets and liabilities, and shall be subject to the deduction of a 2% sales commission and USD 200,000 in delivery/winding-up cost per Vessel in addition to 15 % of the gross value of the Vessels/Shipbuilding Contracts.

9.4 Principles upon preclusion of a Shareholder

In all cases under this Shareholder Agreement regarding preclusion, the following principles shall apply:

(a) When the demand for preclusion is received by the Board of the Company, the offer shall without delay, but at the latest within three (3) working days, be sent in writing or email to each Shareholder.

(b) Any preclusion of a Shareholder in full shall be arranged between the Shareholders by transfer of shares in the Company and settlement directly between the relevant Parties.

(c) Each non-defaulting Shareholder wishing to take advantage of the preclusion must state so in writing directly to the Board. If the right of preclusion is invoked by more than one non-defaulting Shareholder, the Shareholders share shall be allotted between them on the basis of their ownership in the Company.

(d) The Shareholder(s) presenting a demand for preclusion shall within fourteen (14) calendar days of receiving a valuation described in Clause 9.3 adopt the final decision on whether the preclusion request is to stand and, if so, effect the payment within the same fourteen (14) days, unless the parties agree otherwise.

10. TERMINATION

This Shareholders Agreement shall take effect as of the date hereof and shall terminate and be of no further force or effect:

a) upon the date on which the Shareholders hereto agree in writing to terminate this Shareholders Agreement, or

b) with respect to a Shareholder transferring all its Shares in compliance with this Shareholders Agreement, upon the said transfer has been completed.

11. CONFIDENTIALITY

The Shareholders agree to keep all information with regards to the Company, the Shareholders and all other information with regards to strategy and operation of the Company strictly confidential. The Shareholders can not use any such information in their own business or disclose information for any other person or company.

The Shareholders agree that this Shareholders Agreement shall be treated confidential. This confidentiality does not include information a Shareholder is obligated to provide according to law or in agreement with public authority (including, but not limited to, the listing rules on any stock exchange or multilateral trading facility on which a Shareholder has listed securities), and information required in connection with accounting.

If any Shareholders are required by public authority to provide information as described above (except in relation to under the listing rules on any stock exchange or multilateral trading facility on which a Shareholder has listed securities), the other Shareholders shall be consulted and an agreement on how to present the information shall be agreed.

Information that is public is not included in this confidentiality clause.

12. ARBITRATION

12.1 This Shareholders Agreement shall be governed by the laws of Norway.

12.2 Any dispute occasioned by this Shareholders Agreement shall be settled by arbitration in (place) pursuant to the regulations in force from time to time, at present this being the Act concerning Arbitration of 2004. Each of the parties shall nominate one arbitrator, and the nominated arbitrators shall in turn elect a third arbitrator who shall be the chairman of the arbitration tribunal. The arbitration proceeding shall be confidential and be conducted in the English language.

12.3 Should the arbitrators fail to nominate the chairman or if a party fails to nominate an arbitrator within fourteen (14) days of receiving a demand for arbitration, the person in question shall be appointed by the Senior Judge at Oslo District Court. The decision of the arbitration tribunal is final.

* * *

IN WITNESS WHEREOF, the Parties have entered into this Shareholders Agreement on the day and year first above written.

1	OceanPal Inc.	with proxy to Tord Wikborg
2	RFOcean SA	with proxy to Tord Wikborg
3	Thor Nordic Shipping SA	with proxy to Tord Wikborg
4	Hellesund Holding Limited	with proxy to Tord Wikborg
5	Mosvold Investment Limited	with proxy to Tord Wikborg
6	Kingsford Shipping AS	with proxy to Tord Wikborg
7	Woodstone Capital GmbH	with proxy to Tord Wikborg
8	Motor Trade Eiendom og Finans AS	with proxy to Tord Wikborg
9	Snake Oil (norway) AS	with proxy to Tord Wikborg

10	BEJ Invest AS	with proxy to Tord Wikborg
11	Skips AS Pelagos	with proxy to Tord Wikborg
12	Cricorcagu AS	with proxy to Tord Wikborg
13	Barwon Riverhouse Pty Ltd	with proxy to Tord Wikborg
14	MD Amass LTD	with proxy to Tord Wikborg
15	Janine AS	with proxy to Tord Wikborg
16	Jorad AS	with proxy to Tord Wikborg
17	Lars Skjeggestad Invest AS	with proxy to Tord Wikborg
18	Pjakken AS	with proxy to Tord Wikborg
19	Hokus Pokus AS	with proxy to Tord Wikborg

20	Petroservice AS	with proxy to Tord Wikborg
21	Ny Eigedom AS	with proxy to Tord Wikborg
22	Granhaug Industrier AS	with proxy to Tord Wikborg
23	Lars Aage Haaland Christiansen	with proxy to Tord Wikborg
24	Tore Grøttum	with proxy to Tord Wikborg
25	AS Olsen & Ugelstad	with proxy to Tord Wikborg
26	Sognefjell AS	with proxy to Tord Wikborg
27	Kabbe Holding AS	with proxy to Tord Wikborg
28	Bess Invest AS	with proxy to Tord Wikborg
29	Enram AS	with proxy to Tord Wikborg